SEACOR HOLDINGS, INC.
                                11200 WESTHEIMER
                                    SUITE 850
                              HOUSTON, TEXAS 77042



               Notice of Election to Redeem all Outstanding 6.00%
               Convertible Subordinated Notes due July 1, 2003
               of SEACOR Holdings, Inc.
               ----------------------------------------------------

               NOTICE IS HEREBY PROVIDED that, pursuant to the provisions set forth in the form of 6.00% Convertible Subordinated Notes due July 1, 2003 (the "Notes") issued by SEACOR Holdings, Inc., a Delaware corporation (the "Company"), under that certain Indenture dated as of June 15, 1993, between the Company and First Trust National Association, as trustee for the holders of the Notes (the "Trustee"), and in accordance with Article Eleven of the Indenture, all outstanding Notes (CUSIP Nos. 811904AA9 and U81190AA5) shall be redeemed by the Company on July 12, 1996 (the "Redemption Date") at a redemption price (the "Redemption Price") equal to 104.2% of the principal amount thereof ($1,042.00 per each $1,000 principal amount of the Notes), together with all accrued and unpaid interest thereon to (but not including) the Redemption Date.

               Payment of the Redemption Price shall be made only upon presentation and surrender of the Notes by the registered holder thereof, to First Trust National Association, 180 East Fifth Street, St. Paul, Minnesota 55101, Attention: Corporate Trust Department (the "Trustee").

               The Redemption Price for the Notes will be due and payable on the Redemption Date and shall be paid as specified above to the registered holders of Notes upon presentation and surrender of such
     Notes to the Trustee.   On and after the Redemption Date (unless the
     Company shall have defaulted in the payment of the Redemption Price) all interest on the Notes called for redemption and redeemed as described herein shall cease to accrue and the only remaining right of holders of the Notes will be to receive payment of the Redemption Price.

               The Notes may be converted into shares of common stock, par value $.01 per share, of the Company ("Common Stock") as provided in
     Article 13 of the Indenture and the Notes. The price at which shares of Common Stock shall be delivered upon conversion is $25.625 per share of Common Stock. The right of the holders to convert the Notes into shares of Common Stock shall expire at the close of business on July 12, 1996. Shares of Common Stock will only be issued upon presentation and surrender of the Notes to be converted by the registered holder









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     thereof to the Trustee at the address specified in the second paragraph above, accompanied by a properly completed, dated and signed conversion notice in the form set forth in Section 205 of the Indenture.

               The method of delivery, presentation and surrender of Notes is at the option and risk of the holder thereof. If delivered by mail, use of registered or certified mail, return receipt requested, and properly insured, is recommended.

                                   SEACOR HOLDINGS, INC.



                                   By: /s/ Randall Blank
                                      ------------------------
                                      Randall Blank, Executive
                                      Vice President and Chief
                                      Financial Officer


     Dated:  June 6, 1996



     /Enclosures





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